SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934


For the period ended October 31, 2003


               VERB EXCHANGE, INC.                          000-30683
-------------------------------------------------     --------------------------
 (Translation of Registrant's name into English)           SEC File No.

                                       N/A
                                  (Former name)

 Suite 908, 1055 Dunsmuir Street, P. O. Box 49266, Vancouver, BC, Canada V7X 1L2
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of forms 20-F or Form 40-F.]

               Form 20-F     X                Form 40-F
                          -------                        --------

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.]

                     Yes                      No     X
                          --------                -------

Verb Exchange Inc. announced on October 31, 2003 that Eric Leonetti, a senior executive with strong operational and sales experience, has purchased the Master Agency rights to Ohio.

In this capacity, Mr. Leonetti will maintain responsibility for the deployment and growth of agencies and the support of all sales related activities in the Ohio market. Mr. Leonetti will also join the Master Agency Forum and work closely with the Verb Exchange team on strategic issues related to the Agency Program. As we forge ahead with our rollout of markets in North America, we continue to attract skilled operators with an entrepreneurial flare. Ohio is a key north east market and the addition of Mr. Leonetti will allow us to take a leadership role in this market.

With over 20 years of operational and sales experience, Mr. Leonetti has built independent businesses as well as held senior operating and sales roles, most recently with Parker Rust-Proof of Cleveland where he was instrumental in guiding the company to double digit revenue growth and productivity improvement. Launched in late 2002, Verb Exchange's Agency Program is rapidly expanding across North America. Open markets include California, Colorado, Florida, New Jersey, the New England States, Atlantic Canada, Ontario and Western Canada, with additional markets opening shortly.

Statements included in this Report, including statements concerning our plans, intentions and expectations, which are not historical in nature are intended to be, and are hereby identified as "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect financial results, future operations and business prospects include, but are not limited to, potential issues arising from the company's licensing arrangements with its platform provider, ongoing relationships with its technology partners ad sales agents, the market for presence communications services and other factors described in the Information Circular dated May 16, 2003 relating to the company's business combination with Millennium Ventures Ltd. and Latice Capital Corp.




                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       VERB EXCHANGE, INC.



Date: December 5, 2003                 By:    /s/  David Ebert
                                            ------------------------------------
                                            David Ebert, Chief Financial Officer





                                       2